Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Actuate Corporation:
We consent to the use of our report dated March 12, 2009, with respect to the consolidated balance sheets of Actuate Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.
Our report on the consolidated financial statements refers to the adoption of the provisions of Financial Accounting Standards Board Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, effective January 1, 2007.
Mountain View, California
July 31, 2009